Exhibit 99.1

ADC Therapeutics to Host Webcast Highlighting its ADC Platform
and Solid Tumor Pipeline on February 8, 2022

LAUSANNE, Switzerland, January 20, 2022 – ADC Therapeutics SA (NYSE: ADCT), a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs) for patients with hematologic malignancies and solid tumors, today announced it will host a webcast highlighting its ADC platform and solid tumor pipeline on Tuesday, February 8, from 9:00 to 11:00 a.m. ET.

Chris Martin, PhD, Chief Executive Officer, Patrick van Berkel, PhD, Senior Vice President of Research & Development, and Joseph Camardo, MD, Chief Medical Officer will provide insight into the company’s proprietary ADC platform technology and a deep dive into the company’s promising pipeline of programs for the treatment of various solid tumors.

A live webcast will be available via the Events & Presentations page in the Investors section of ADC Therapeutics’ website, ir.adctherapeutics.com. A replay of the webcast will be available for approximately 30 days.

About ADC Therapeutics

ADC Therapeutics (NYSE: ADCT) is a commercial-stage biotechnology company improving the lives of those affected by cancer with its next-generation, targeted antibody drug conjugates (ADCs). The Company is advancing its proprietary PBD-based ADC technology to transform the treatment paradigm for patients with hematologic malignancies and solid tumors.

ADC Therapeutics’ CD19-directed ADC ZYNLONTA® (loncastuximab tesirine-lpyl) is approved by the FDA for the treatment of relapsed or refractory diffuse large B-cell lymphoma after two or more lines of systemic therapy. ZYNLONTA is also in development in combination with other agents. Cami (camidanlumab tesirine) is being evaluated in a pivotal Phase 2 clinical trial for relapsed or refractory Hodgkin lymphoma and in a Phase 1b clinical trial for various advanced solid tumors. In addition to ZYNLONTA and Cami, ADC Therapeutics has multiple ADCs in ongoing clinical and preclinical development.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

ZYNLONTA® is a registered trademark of ADC Therapeutics SA.

CONTACTS:

Investors

Eugenia Litz

ADC Therapeutics

Eugenia.Litz@adctherapeutics.com

+44 7879 627205

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

+1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

+41 (0) 43 268 3231

USA Media

Mary Ann Ondish
ADC Therapeutics
maryann.ondish@adctherapeutics.com

Tel.: +1 914-552-4625